SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G


             Under the Securities Exchange Act of 1934
                      (Amendment No.  14  )*



                        Eli Lilly and Company
                         (Name of Issuer)


                    Common Stock, Without Par Value
                  (Title of Class of Securities)


                           532457-10-8
                          (CUSIP Number)


     Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
     (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
     Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))
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  CUSIP No.   532457-10-8

  1. Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Lilly Endowment, Inc.
     Federal I.D. No. 35-0868122

  2. Check the appropriate box if a member of a group
     N/A

  3.


  4. Citizenship or Place of Organization
     Indiana

  5. Sole Voting Power
     47,715,342

  6. Shared Voting Power
     0

  7. Sole Dispositive Power
     47,715,342

  8. Shared Dispositive Power
     0

  9. Aggregate Amount Beneficially Owned by each Reporting Person
     47,715,342

  10.     Check box if the Aggregate Amount in Row (9) Excludes
          Certain Shares


  11.     Percent of Class Represented by Amount in Row 9
     16.3%

  12.     Type of Reporting Person
     CO
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  Item 1(a).   Name of Issuer.

          Eli Lilly and Company.

  Item 1(b).   Address of Issuer's Principal Executive Offices.

          307 East McCarty Street, Indianapolis, Indiana 46225.

  Item 2(a).   Name of Person Filing.

          This statement is filed by Lilly Endowment, Inc., a not-for-profit corporation organized under the laws of the State of Indiana. Lilly Endowment, Inc., is an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986 and is a private foundation under Section 509(a) of the Code.

  Item 2(b).   Address of Principal Business Office, or, if none,
               Residence.

          The address of the principal business office of Lilly
  Endowment, Inc., is 2801 North Meridian Street, Indianapolis,
  Indiana 46208.

  Item 2(c).   Citizenship.

          Indiana.

  Item 2(d).   Title of Class of Securities.

          Common Stock, without par value.

  Item 2(e).   CUSIP Number.

          532457-10-8

  Item 3.      If this statement is filed pursuant to
               Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

          (a) [   ] Broker or Dealer registered under Section 15
                    of the Act

          (b) [   ] Bank as defined in Section 3(a)(6) of the Act

          (c) [   ] Insurance Company as defined in
                    Section 3(a)(19) of the Act

          (d) [   ] Investment Company registered under Section 8
                    of the Investment Company Act

          (e) [   ] Investment Adviser registered under
                    Section 203 of the Investment Advisors Act of
                    1940
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          (f) [   ] Employee Benefit Plan, Pension Fund which is
                    subject to the provisions of the Employee
                    Retirement Income Security Act of 1974 or
                    Endowment Fund; see { 240.13d-1(b)(1)(ii)(F)

          (g) [   ] Parent Holding Company, in accordance with
                    Section 240.13d-1(b)(1)(ii)(G)

          (h) [   ] Group, in accordance with
                    Section 240.13d-1(b)(1)(ii)(H)

          Inapplicable.

  Item 4.      Ownership.

          If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          The following information is provided as of December 31, 1993:

  Item 4(a).   Amount Beneficially Owned:

          47,715,342. None of such shares are deemed to be beneficially owned by reason of the possession of Lilly
  Endowment, Inc., of a right to acquire such shares.

  Item 4(b).   Percent of Class:

          16.3%

  Item 4(c).   Number of shares as to which such person has:

       (i)     sole power to vote or direct the vote:

               47,715,342

      (ii)     shared power to vote or to direct the vote:

               0

     (iii) sole power to dispose or to direct the disposition of:

               47,715,342

      (iv) shared power to dispose or to direct the disposition of:

  Item 5.      Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact
  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class
  of securities, check the following  [   ].

  Item 6.      Ownership of More than Five Percent on Behalf of
               Another Person.

          The two beneficiaries of a testamentary trust of which Lilly Endowment, Inc., is a trustee have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, 768,000 of the shares reported above as beneficially owned by Lilly Endowment, Inc. The trust owns less than 5% of the common stock of Eli Lilly and Company that was outstanding on December 31, 1993.

  Item 7.      Identification and Classification of the
               Subsidiary which Acquired the Security Being
               Reported on by the Parent Holding Company.

          Inapplicable.

  Item 8. Identification and Classification of Members of the Group.

          Inapplicable.

  Item 9.      Notice of Dissolution of Group.

          Inapplicable

  Item 10.          Certification.

          Inapplicable.


                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date:  January 12, 1994              /s/ William M. Goodwin

                                       Signature

                              William M. Goodwin, Treasurer
                              Lilly Endowment, Inc.
                                      Name, Title
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